Mail Stop 4561

March 11, 2009

Gregg A. Waldon
Chief Financial Officer
SoftBrands, Inc.
800 LaSalle Avenue, Suite 2100
Minneapolis, MN 55402

> **Re:** **SoftBrands, Inc.**
> **Form 8-K Filed January 23, 2009**
> **File No. 001-32711**

Dear Mr. Waldon:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief